June 25, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest (the “Investors”):

Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), both Texas limited partnerships in which the Partnership is a limited partner, were audited by the Internal Revenue Service (“IRS”) for tax years 2007, 2008 and 2009. In its findings of those audits, the IRS asserted that the low income housing tax credits (“LIHTCs”) for Grove Village and Pleasant Village should not have been claimed for those three years. As of the year-end for each of tax years 2007, 2008, 2009, and 2010 the IRS Forms 8609 had not been issued by the Texas Department of Housing & Community Affairs (“TDHCA”), which is contrary to the representation made by the general partner (the “Local General Partner”) of Grove Village and Pleasant Village on their respective tax returns.

As we have previously reported, an Appellate Hearing with the IRS was held on June 27, 2013. Thereafter, the Partnership received notification that the IRS Appeals Division ruled in favor of the IRS findings. The Partnership filed a Petition for Readjustment with the United States Tax Court for Pleasant Village. The Partnership did not file with the Tax Court for Grove Village. The Tax Court noticed a trial date of June 22, 2015, which has been extended to a date to be determined this autumn.

Also as we have previously reported, in May 2013, the Local General Partner stopped making the mortgage payments for Grove Village and Pleasant Village without providing notice to the Partnership of its intent to do so. The lender issued a notice of default. To prevent the lender from commencing a foreclosure action against the properties and thereby eliminating any possibility of obtaining the Forms 8609 and the LIHTCs, WNC & Associates, Inc. negotiated the purchase of the notes from the lender. The risk of foreclosure by the original lender was eliminated by Associates’ purchase of the notes.

Since October 2013 (and ending on the sale date in the case of Grove Village), the Partnership and the Local General Partner have advanced approximately $1,482,000 and $3,035,000 to Grove Village and Pleasant Village, respectively. These funds were used to pay operating deficits, and to meet renovation expense requirements.

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

June 25, 2015

In June 2013, the Partnership filed a lawsuit against the Local General Partner and the guarantors of the LIHTCs. Discussions were commenced with the Local General Partner’s insurance carrier and counsel to determine whether a settlement of the claims could be reached. The Partnership settled with the Local General Partner regarding the contract claims for $2,000,000; on the Partnership’s books this amount was applied against receivables due from Local Limited Partnerships. The Partnership settled with the insurance carrier regarding the negligence claims for $1,300,000.  It is estimated that the proceeds will be received by the Partnership by July 31, 2015. The use of the proceeds is yet to be determined.

Subsequent to the quarter ended December 31, 2014, the housing complex owned by Grove Village was sold. In an appraisal with an effective date of January 14, 2014, the appraised value of the Grove Village housing complex was stated to be $1,700,000. The sale price was $1,690,000, of which approximately $99,000 was used for third party brokerage fees, $239,000 was used for liens held by the City of Dallas for past due water and sewer fees, $36,000 was used for corporate liens, $77,000 was used for liens in litigation, $8,000 was paid to TDHCA, $129,000 was used to pay past due property taxes, $60,000 was used to pay past due payables, and $10,000 was used for prorated prepaid rents. Of the balance, $625,000 was used for repayment of the mortgage note. Although the note was being carried on the books at $5,756,079, the note had been acquired by Associates for $625,000. The new loan holder accepted $625,000 as payment in full, although it was entitled to the full outstanding amount. The difference between $5,756,079 and $625,000 is cancelation of debt income and will flow through to the Investors as such. It will appear on the 2015 Forms K-1, as will all results of the sale.

The balance of the sale proceeds of approximately $306,000 is being held by the Partnership in reserves. The Partnership incurred approximately $29,000 in sales expenses which will be netted against the proceeds from the sale in calculating the gain on the sale. The Partnership’s investment balance in Grove Village immediately prior to the sale was zero; it is estimated that a gain of $277,736 will be recognized, in addition to the cancellation of debt income.

Inasmuch as the Forms 8609 were never issued to Grove Village, there will be a recapture of the LIHTCs taken. The LIHTCs for Grove Village for 2007-2010 totaled approximately $1,590,000 and the estimated interest that will be imposed under the Internal Revenue Code and Treasury Regulations is approximately $426,000. The total of approximately $2,016,000 equates to $96 per Partnership Unit. The Partnership is currently working with its outside accounting firm to determine the manner in which this will appear on the Investors’ 2015 Forms K-1.  Following the determination the Partnership will communicate the manner to the Investors.

Other Matters

Approximately two weeks ago, the Partnership began receiving phone calls from some of its Investors regarding an IRS notice they received requesting a copy of the Investors’ 2007 tax returns (the “IRS Notice”). For most Investors, the statute of limitations for an IRS examination for 2007 likely has expired. The IRS Notice further stated that the Partnership had been the subject of an examination.

Long established IRS law requires the IRS to notify a limited partnership, through its tax matters partner, if it is conducting an examination of the limited partnership’s books and records. Please be advised that WNC National Partners, LLC (“WNC TMP”), as the tax matters partner of the Partnership, has not been notified by the IRS in this regard, nor has the Partnership opened its books and records to the IRS in an examination of its 2007 tax year. The examinations discussed in the forepart of this letter were of Grove Village and Pleasant Village, and not of the Partnership.

June 25, 2015

WNC TMP has left voice mail messages on the various phone numbers specified on the IRS Notices provided to the Partnership by the Investors who have done so. Please forward any notices that you receive to Denim Mercado at DMercado@wncinc.com so that WNC TMP can compare the phone numbers. Earlier this week one of the specified IRS phone numbers on the IRS Notice was disconnected. The facts that the statute of limitations for tax year 2007 likely has expired for most Investors, the Partnership has not been notified or examined by the IRS, the IRS has not returned any phone calls to the Partnership, and one phone number for the Investors to make inquiries to the IRS has been disconnected, are all troubling.

The Partnership has retained outside tax counsel to pursue the IRS Notice matter in Washington, D.C. Counsel has made inquiries and awaits an explanation.

WNC TMP is providing this notice to all Investors now to make them aware of the above referenced information provided to the Partnership by some of the Investors. Even though WNC TMP and the Partnership do not have any specific information at this time, they believe this early notification is warranted due to the unusual circumstances of the IRS Notice.

The Partnership suggests that each Investor contact his or her own tax return preparer to make their own determination whether and how to respond to the IRS. If the Partnership or WNC TMP learns anything through tax counsel or otherwise that is definitive regarding the IRS Notice, WNC TMP will deliver the information to the Investors.

If you have any questions please do not hesitate to call Ms. Denim Mercado at (949) 236-8156.

Very truly yours,
WNC National Partners, LLC
General Partner